Christopher V. Vitale
215.963.5289
cvitale@morganlewis.com
February 2, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Attention: John Reynolds
                Assistant Director
                Division of Corporation Finance

Re:	BMP Sunstone Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended
March 31, 2008, June 30, 2008, and September 30, 2008
File No. 001-32980
Dear Mr. Reynolds:
On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) pursuant to my telephone conversations with Jim Lopez and Louis Rambo on January 30, 2009. During the telephone conversations, we discussed my letter dated January 21, 2009 to the Commission that was responding to the Staff’s letter dated January 8, 2008 to Fred M. Powell with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.
As discussed during the telephone conversations, the Staff requested additional information regarding the Company’s response to the Staff’s comment listed below in bold. The additional information requested by the Staff is set forth after the Staff’s comment below.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 2, 2009

Form 10-K for Fiscal Year Ended December 31, 2007
Item 11 Executive Compensation incorporated by reference from definitive proxy statement on Schedule 14A filed April 2, 2008
1.	We note your response to prior comment two and the statement that you plan on providing in future Forms 10-K or definitive proxy statements, as applicable, “additional detail regarding the specific performance targets.” It is unclear what particular performance target disclosure would be included. Please provide draft disclosure of the additional detail regarding specific performance targets, omitting what would be the numeric targets themselves.

Response: The Company supplementally advises the Staff that in determining the non-equity incentive plan compensation for 2007 and 2008 for the Company’s named executive officers, the Compensation Committee of the Company reviewed industry leading surveys which compare bonus and long-term incentive compensation with biotech and pharmaceutical companies of similar revenues and number of employees and reviewed the bonus and long-term incentive compensation paid to executive officers with comparable responsibilities employed by companies with comparable businesses.

The bonus and long-term incentive compensation granted to named executive officers are determined through consideration of their respective responsibilities and positions in conjunction with our revenue, operating profitablility and progress in the achievement of corporate milestones during the fiscal year, including whether any extraordinary event occurred during the year that changed the scope of the executive’s responsibilities or whether the executive had been assigned a special task beyond the goals and objectives that should be taken into account in setting a named executive officer’s compensation.

Notwithstanding the setting of financial and non-financial goals for the Company’s named executive officers, the Compensation Committee retains the discretion to award (or not award) non-equity incentive plan compensation to the Company’s named executive officers regardless of whether the named executive officer achieves any or all of the goals set, or fails to achieve any or all of the goals set, for such named executive officer by the Compensation Committee.

The Company set the following revenue and operating profit (loss) goals for the Company’s named executive officers for fiscal year 2007:

				Company
($ in thousands)	BMP US	BMP China	Wanwei	Total
Revenues	—	$2,650	$30,522	$33,172
Operating Profit (Loss)	$(4,376)	$(3,445)	$115	$(7,706)

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 2, 2009

For 2007, Mr. Gao had the following financial and non-financial goals to assist the Compensation Committee in determining the appropriate bonus and long-term incentive compensation for Mr. Gao: revenue and operating profit (loss) goals noted above, complete the acquisition and receive government approval for the acquisition of Shanghai Rongheng Pharmaceutical Company Limited, secure four additional new products with two products launched in 2007, complete the Guangzhou Pharmaceuticals Corporation joint venture with Alliance Boots Ltd. to support the Company’s marketing and sales activities in Guangdong province, complete the Biodian Medical Information Co. joint venture, complete implementation of a new financial reporting system which is capable of Sarbanes-Oxley compliance by the end of 2007, and complete financings of at least $30 million on a non-dilutive basis.

For 2007, Mr. Powell had the following financial and non-financial goals to assist the Compensation Committee in determining the appropriate bonus and long-term incentive compensation for Mr. Powell: revenue and operating profit (loss) goals noted above, plan and implement a revised financial reporting structure, complete implementation of a new financial reporting system which is capable of Sarbanes-Oxley compliance by the end of 2007, oversee Sarbanes-Oxley consulting implementation to allow the Company to be Sarbanes-Oxley compliant by the end of 2007, coordinate various financing activities on behalf of the Company, plan and complete required Securities and Exchange Commission filings, provide lead financial review and guidance for the Company in due diligence and financial filings with the Securities and Exchange Commission for pending acquisitions, and provide support and guidance for the Company’s business development team, including communication, review of contracts and review of financial analysis.

For 2008, the Compensation Committee determined that the only financial and non-financial goals for the Company’s named executive officers would be the following revenue and operating profit (loss) goals for fiscal year 2008.

Company
($ in thousands)	Total
Revenues	$112,500
Operating Profit (Loss)	$2,900
In response to the Staff’s comment, the Company plans on providing in future Forms 10-K or definitive proxy statements, as applicable, additional detail regarding the specific performance targets, if any, used to determine incentive amounts for its named executive officers.
*****************************************

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
February 2, 2009

If you have any questions, please feel free to contact me at (215) 963-5289 or Joanne R. Soslow at (215) 963-5262.
Very truly yours,
/s/ Christopher V. Vitale
Christopher V. Vitale
enclosures
cc:       David Gao
           Fred M. Powell
           Joanne R. Soslow